                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/04/27: Announcement of board meeting approved the consolidated financial statements for the first quarter of 2022

99.2                 Announcement on 2022/04/27: The board meeting approved capital budget execution

99.3                 Announcement on 2022/04/27: To announce related materials on acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.4                 Announcement on 2022/04/27: UMC announced its operating results for the first quarter of 2022

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the first quarter of 2022

1. Date of submission to the board of directors or approval by the board of directors: 2022/04/27

2. Date of approval by the audit committee: 2022/04/27

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/03/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 63,422,820

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 27,504,330

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 22,334,187

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 23,647,874

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 20,065,623

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 19,807,535

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.61

11. Total assets end of the period (thousand NTD): 482,908,516

12. Total liabilities end of the period (thousand NTD): 180,623,409

13. Equity attributable to owners of parent end of the period (thousand NTD): 301,990,838

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2022/04/27

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 10,833 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

To announce related materials on acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Date of occurrence of the event: 2022/04/27

2. Method of the current increase (decrease) in investment:

The company plans to increase capital of RMB 4,116,048,200 or equivalent US dollars (approximately US dollars 663,878,742) in Cayman Islands subsidiary UNITED MICROCHIP CORPORATION via the company’s Samoa subsidiary GREEN EARTH LIMITED to purchase the share of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRY DEVELOPMENT CO., LTD.; the company’s subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., plans to purchase share of USCXM with RMB 742,238,200 (approximately US Dollars 119,715,839) from FUJIAN ELECTRONIC INFORMATION INDUSTRY VENTURE CAPITAL PARTNERSHIP (LIMITED PARTNERSHIP) (hereinafter referred to as FUJIAN ELECTRONICS & INFORMATION LIMITED PARTNERSHIP); the total investment amount is RMB 4,858,286,400.

The transaction will be completed in consecutive three years at the ratio of 60%, 20% and 20%.

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: NA;

Price per unit: NA;

Total amount: RMB4,858,286,400 (approximately NTD21,497,917,320)

4. Company name of the mainland Chinese investee: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

5. Paid-in capital of aforementioned mainland Chinese investee: RMB14,697,794,000

6. Amount of capital increase currently planned for the aforementioned mainland Chinese investee: RMB0

7. Main businesses of the aforementioned mainland Chinese investee: Integrated circuit manufacturing

8. Type of CPA opinion in the latest annual financial statements of the aforementioned mainland Chinese investee: Standard unqualified audit opinion

9. Total equity of the aforementioned mainland Chinese investee in the latest annual financial statements: RMB5,396,328,825.52

10. Amount of profit/loss of the aforementioned mainland Chinese investee in the latest annual financial statements: Loss of RMB548,241,350.56

11. Amount of actual investment in the aforementioned mainland Chinese investee, up to the present moment:

Including the present investment is RMB15,139,456,400 (Including UNITED MICROCHIP CORPORATION invests in  RMB10,556,958,200, and HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. invests in RMB4,582,498,200)

12. Trading counterparty and its relationship with the Company:

XIAMEN JINYUAN INDUSTRY DEVELOPMENT CO., LTD. (subsidiary director and supervisor)

FUJIAN ELECTRONICS & INFORMATION LIMITED PARTNERSHIP (Subsidiary Director)

13. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related person as the transaction object: the shareholder of USCXM

Owner of previous transferred, transfer price and acquisition date: NA

14. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction:

Transfer price and acquisition date: USCXM’s previous capital increase

XIAMEN JINYUAN INDUSTRY DEVELOPMENT CO., LTD. (subsidiary director and supervisor)

November 7, 2014, RMB 20,000,000

January 9, 2015, RMB 75,000,000

February 15, 2015, RMB 944,362,222.62

February 4, 2016, RMB 2,702,499,777.38

FUJIAN ELECTRONICS & INFORMATION LIMITED PARTNERSHIP (Subsidiary Director)

November 7, 2014, RMB 3,100,000

January 9, 2015, RMB 1,900,000

February 15, 2015, RMB 87,013,000

March 24, 2015 RMB 95,427,000

July 26, 2016, RMB 487,322,000

15. Profit (or loss) upon disposal: NA

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: In accordance with the agreement

Restrictive covenants in the contract: None

Other important stipulations: None

17. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: In accordance with the agreement

The decision-making department: Board of Directors

18. Broker: None

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Any dissenting opinions of directors to the present transaction: None

21. Whether the counterparty of the current transaction is a related party: Yes

22. Date of the board of directors resolution: 2022/04/27

23. Date of ratification by supervisors or approval by the Audit Committee: 2022/04/27

24. Total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment: USD2,006,722,072

25. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the paid-in capital on the latest financial statements: 47.02%

26. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the total assets on the latest financial statements: 14.52%

27. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 20.89%

28. Total amount of actual investment in mainland China, up to the present moment: USD1,342,843,330

29. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the paid-in capital on the latest financial statements: 31.46%

30. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the total assets on the latest financial statements: 9.71%

31. Ratio of the total amount of actual investment in mainland China, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 13.98%

32. Amount of recognized profit (loss) on investment in mainland China for the last three years:

2019: NTD-5,440,179 thousand;

2020: NTD-1,946,284 thousand;

2021: NTD3,030,044 thousand;

33. Amount of profit remitted back to Taiwan for the last three years: RMB0

34. Whether the CPA issued an unreasonable opinion regarding the current transaction: No

35. Name of the CPA firm: Kau Wei CPAs Firm

36. Name of the CPA: Wenching Tsai

37. Practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

38. Any other matters that need to be specified:

The company plans to increase capital of RMB 4,116,048,200 or equivalent US dollars (approximately US dollars 663,878,742) in Cayman Islands subsidiary UNITED MICROCHIP CORPORATION with its own cash via the company’s Samoa subsidiary GREEN EARTH LIMITED to purchase back the share of USCXM from XIAMEN JINYUAN INDUSTRY DEVELOPMENT CO., LTD. which was originally invested in USCXM with capital contribution of RMB 3,741,862,000, and the company's subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD, plans to purchase share of USCXM with RMB 742,238,200 (approximately US Dollars 119,715,839) from FUJIAN ELECTRONICS & INFORMATION LIMITED PARTNERSHIP which was originally invested in USCXM with capital contribution of RMB 674,762,000.

The repurchase aforementioned will be carried out in consecutive 3 years from July 2022, with the percentage prescribed as 60%, 20% and 20%.

Exhibit 99.4

UMC announced its operating results for the first quarter of 2022

1. Date of occurrence of the event: 2022/04/27

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2022 Results

12i P3 Singapore expansion plan addresses long term structural demand in 22/28nm

First Quarter 2022 Overview:

‧Revenue: NT$63.42 billion (US$2.22 billion)

‧Gross margin: 43.4%; Operating margin: 35.2%

‧Revenue from 22/28nm: 20%

‧Capacity utilization rate: 100%+

‧Net income attributable to shareholders of the parent: NT$19.81 billion (US$692 million)

‧Earnings per share: NT$1.61; earnings per ADS: US$0.281

Taipei, Taiwan, ROC – April 27, 2022 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2022.

First quarter consolidated revenue was NT$63.42 billion, increasing 7.3% QoQ from NT$59.10 billion in 4Q21. Compared to a year ago, 1Q22 revenue grew 34.7% YoY from NT$47.10 billion in 1Q21. Consolidated gross margin for 1Q22 was 43.4%. Net income attributable to the shareholders of the parent was NT$19.81 billion, with earnings per ordinary share of NT$1.61.

Jason Wang, UMC co-president, said, “We started 2022 with solid first quarter, as strong wafer demand kept our fabs operating at full capacity. Although wafer shipments declined slightly, higher average blended pricing lifted our overall revenue. While we have observed general end-market’s tapering of cyclical demand associated with the COVID-19 pandemic, UMC’s business continued to be well supported by structural trends that are increasing silicon content in devices and driving new applications. Specialty technologies such as non-volatile memory, power management, RF-SOI, and OLED display drivers are necessary for applications across 5G, AIoT, and automotive mega-trends, and our strategy to focus on leading specialty technologies has been successful, which now contribute more than half of our wafer revenue. An increasing number of customers are recognizing the value of our customized specialty processes and forming long-term partnerships with UMC.”

Co-president Wang said, “Looking ahead, we expect the positive demand outlook will remain unchanged despite some market volatility caused by the pandemic and geopolitical issues. The expansion at our Fab 12A P5 is coming online in the current quarter, which will help us meet excess 28nm demand that we haven’t been able to fulfill. We are also actively adding capacity at our overseas bases to support our customers’ long-term growth. The announced new fab to be built at our Singapore site, which will address growing 22/28nm demand, has already secured multi-year supply agreements from 2024. We also announced a collaboration with DENSO on the production of power semiconductors at USJC’s 300mm fab in order to serve the growing demand in the automotive market. The collaboration demonstrates our strong commitment to supporting our customers amid constraints in the automotive value chain. As part of the industry mega-trends, the accelerating adoption of electric vehicles will serve as a growth catalyst for our automotive business. We are excited to be selected as the foundry partner for many global leading customers as we aim to expand our market share in the fast-growing automotive segment.”

Co-president Wang added, “Corporate sustainability has long been a key priority for UMC, and it is now also embedded in our new company vision and mission statements, which was unveiled earlier this year. We were pleased to be chosen from over 7,500 companies for the S&P Global 2022 Sustainability Yearbook released, for which we received the Gold Class Award. The company has ambitious goals when it comes to sustainability, and we will continue prioritizing resources so that we can deliver on our ESG promises.”

Second Quarter 2022 Outlook & Guidance

‧Wafer Shipments: To increase by 4-5%

‧ASP in USD: To increase by 3-4%

‧Gross Profit Margin: To be approximately 45%

‧Capacity Utilization: 100%

‧2022 CAPEX: US$3.6 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A